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KIRKLAND LAKE GOLD INCREASES MINERAL RESERVES AT FLAGSHIP MACASSA MINE BY 37% AND
FOSTERVILLE MINE BY 66%

Toronto, Ontario – March 28, 2017 – Kirkland Lake Gold (“KL Gold” or the “Company”) (TSX: KL) (OTCQX: KLGDF) is pleased to announce the results of the Company’s updated 2016 year-end Mineral Reserves and Mineral Resources.

Mineral Reserves and Mineral Resources were estimated using a long-term gold price of US$1,200/oz (C$1,500/oz; A$1,500/oz). Canadian Mineral Reserves were last updated December 31, 2014 due to the transition of fiscal year end for Kirkland Lake Gold Inc. and because of the acquisition of St Andrew Goldfields Ltd. which closed January 26, 2016. Australian Mineral Reserves and Mineral Resources were last updated December 31, 2015. Mineral Resources are exclusive of Mineral Reserves for Canadian assets and Mineral Resources are inclusive of Mineral Reserves for Australian assets.

Year-End 2016 Mineral Reserves and Resources Highlights

•

Macassa Mine (“Macassa”) Mineral Reserves increased from December 31, 2014 by 37% to 2,010,000 ounces of gold, after two years of depletion totalling 336,000 ounces. Mineral Reserve grade increased by 7% to 20.8 g/t Au from the previous grade of 19.3 g/t Au.

•

Fosterville Mine (“Fosterville”) Mineral Reserves increased from December 31, 2015 by 66% to 643,000 ounces of gold, after depletion of 151,755 ounces. Mineral Reserve grade increased 27% to 9.2 g/t Au from 7.3 g/t Au. Excluding Carbon-In-Leach (“CIL”) Residues, after depletion, Fosterville’s Mineral Reserves increased over 100% to 490,000 ounces at an average grade of 9.8 g/t Au (1,560,000 tonnes).

•	Total Canadian Mineral Reserves increased by 20% between 2014 and 2016 to 2,750,000 ounces of gold.

•

Total Australian Mineral Reserves increased by 24% from December 31, 2015 to 952,000 ounces of gold, mainly attributable to the 66% increase in Proven and Probable Mineral Reserves at Fosterville underpinned by down-plunge extensions of the high-grade, visible gold-bearing Lower Phoenix Gold Zone and the discovery of visible gold-bearing Harrier Zone.

Mr. Tony Makuch, President and Chief Executive Officer, KL Gold commented: “Throughout 2016, investment into our flagship operations, the Macassa and Fosterville Mines, have yielded significant positive results, where we have seen an increase in Mineral Reserves of 37% and 66% respectively. The results provided today have more than offset mining depletion, contributing to both an increase in ounces and average Reserve grade at Macassa by 7% to 20.8 g/t gold and Fosterville by 27% to 9.2 g/t gold.”

“Macassa is one of the highest-grade underground gold mines in Canada located in one of the most prolific gold districts in the world. Historically, over 25 million ounces of gold have been mined within the Kirkland Lake District, with the majority of the mining north of the Main Break. South of the Main Break, Macassa currently has a large Reserve base averaging over 20 g/t gold supported by a large Resource base averaging over 16 g/t gold, which at current production rates supports well in excess of a 15 year mine life. Additionally, we have an aggressive multi-rig exploration program ongoing with significant potential to expand Reserves and Resources south of the Main Break and along the Amalgamated Break Corridor to the east.”

“At Fosterville, the discovery of the high-grade, visible gold bearing Lower Phoenix and Harrier Gold Zones have resulted in significant positive impacts on the Mineral Reserve grade, production and cost profile. We continue to intersect high-grade visible gold bearing mineralization at Fosterville which reaffirm an increasing grade profile with depth. Not only did the Mineral Reserves increase significantly but the Measured and Indicated Mineral Resource increased 23% to 2.79 million ounces with a 25% increase in grade. With the geological knowledge that we have acquired, we believe there is potential not only to expand these high-grade zones but potentially find new high-grade zones along the 20 km of known gold bearing structures within our mining license and exploration of the surrounding 500 km2 land package.”

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“With our district-scale exploration portfolio in prolific mining camps, we believe there is great potential to continue to expand on Mineral Reserves and Resources in the future. We remain focused on delivering superior shareholder value by targeting organic growth opportunities, supported by an aggressive 2017 exploration investment of US$45-55 million. Ongoing drilling continues to enhance the geological understanding of our assets, providing confidence in the ability to delineate and expand our Mineral Reserves and Resources. Looking to 2017, KL Gold is well positioned for future growth with an experienced management and operating team, increasing reserves and grade profiles at our flagship operations, and a strong financial position.”

CONSOLIDATED CANADIAN AND AUSTRALIAN MINERAL RESERVES, EFFECTIVE DECEMBER 31, 2016

	2016
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Macassa	3,000	20.8	2,010
Taylor	743	5.4	129
Holt	3,950	4.5	570
Holloway	58	5.7	10
Hislop	176	5.8	33
Canadian Operations	7,930	10.8	2,750

	2016
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Fosterville	2,170	9.2	643
Northern Territory (“NT”)	2,400	2.3	177
Stawell	2,700	1.5	132
Australian Operations	7,280	4.1	952

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

CONSOLIDATED CANADIAN AND AUSTRALIAN MINERAL RESOURCES, EFFECTIVE DECEMBER 31, 2016

	2016
	Measured & Indicated			Inferred
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Macassa	2,480	16.6	1,320	1,420	20.2	924
Taylor	2,760	5.6	493	1,810	5.4	313
Holt	6,970	4.2	947	8,690	4.7	1,320
Holloway	1,370	5.3	231	2,710	5.2	456
Hislop	1,150	3.6	132	797	3.7	95
Aquarius	22,300	1.3	926	9	0.8	0
Canamax	240	5.1	39	170	4.3	23
Ludgate	522	4.1	68	1,400	3.6	162

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Canadian Operations	37,800	3.4	4,160	17,000	6.0	3,300

	2016
	Measured & Indicated			Inferred
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Fosterville	15,300	5.7	2,790	5,400	4.6	792
NT	30,700	2.2	2,180	15,100	2.3	1,110
Stawell	3,710	2.1	246	1,130	2.9	104
Australian
	49,700	3.3	5,220	21,700	2.9	2,000
Operations

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

CANADIAN ASSETS MINERAL RESERVES AND RESOURCES AT DECEMBER 31, 2016
(Detailed Mineral Reserve and Mineral Resource tables follow at the end of the news release, Mineral Resources are reported exclusive of Mineral Reserves)

Macassa Mine

Mineral Reserves at Macassa increased 37% to 2,010,000 ounces of gold, after depletion of 336,000 ounces since the last Mineral Reserves and Resources update as of December 31, 2014. Macassa’s Reserve grade increased by 7% to 20.8 g/t Au (3,000,000 tonnes) from the previous estimate of 1,460,000 ounces of gold (2,350,000 tonnes at an average grade of 19.3 g/t Au). Measured and Indicated Mineral Resources decreased 36% to 1,320,000 ounces of gold at comparable grade of 16.6 g/t Au (2,480,000 tonnes), from the previous estimate of 2,050,000 ounces of gold as a result of the Mineral Resource to Mineral Reserve conversion.

Macassa has a Mineral Resource base that is expected to support future conversion to Mineral Reserves, with potential to further extend the current known Mineral Resource following exploration drilling down-plunge and east of the South Mine Complex (“SMC”). Currently five diamond drill rigs are in operation from surface and two underground. Previously released results intercepted high-grade gold mineralization approximately 1.5 km to the east where the system remains open. The Company is focused on expanding known mineralization South of the ’04 and Main Break and will be continuing an aggressive exploration campaign at the South Mine Complex throughout 2017.

Macassa Mine Mineral Reserves and Resources Summary and Comparison, Effective December 31, 2016

	2016			2014			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	610	16.9	332	809	15.9	412	7%	-19%
Probable	2,390	21.8	1,680	1550	21.1	1,050	3%	59%
Proven and Probable	3,000	20.8	2,010	2,350	19.3	1,460	7%	37%
Mineral Resources
Measured	907	16.2	474	1,000	13.7	447	18%	6%
Indicated	1,570	16.8	849	2,810	17.8	1,600	-6%	-47%
Measured and Indicated	2,480	16.6	1,320	3,810	16.8	2,050	-1%	-36%

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Inferred Resources	1,420	20.2	924	1,920	19.2	1,180	5%	-22%

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

Taylor Mine

Measured and Indicated Mineral Resources increased 40% to 493,000 ounces of gold accompanied by a 17% increase in grade to 5.6 g/t Au (2,760,000 tonnes), from the previous estimate of 353,000 ounces of gold (2,320,000 tonnes at an average grade of 4.7 g/t). Mineral Reserves at Taylor decreased 17% to 129,000 ounces of gold, after depletion of 60,000 ounces and Mineral Reserve grade decreased 14% to 5.4 g/t Au since the last Mineral Reserves and Resources update dated December 31, 2014.

The Mineral Resource at Taylor is expected to provide future additions to Mineral Reserves, with significant potential to further extend the current Mineral Resource following exploration drilling. Currently two diamond drill rigs are in operation from surface and two underground. Previously released drill results intercepted high-grade gold mineralization along strike and down-plunge from the current underground mining operations. The Company is focused on expanded mineralization at Taylor along the prolific Porcupine-Destor Fault (‘PDF’) and continues diamond drilling to follow up on these previously announced results.

Taylor Mine Mineral Reserves and Mineral Resources Summary and Comparison, Effective December 31, 2016

	2016			2014			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	0	0.0	0	0	0.0	0	0%	0%
Probable	743	5.4	129	774	6.3	156	-14%	-17%
Proven and Probable	743	5.4	129	774	6.3	156	-14%	-17%
Mineral Resources
Measured	399	6.0	77	0	0	0	0%	0%
Indicated	2,360	5.5	416	2,320	4.7	353	16%	18%
Measured and Indicated	2,760	5.6	493	2,320	4.7	353	17%	40%

Inferred Resources	1,810	5.4	313	1,950	4.1	257	31%	22%

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

Holt Mine (“Holt”)

Mineral Reserves at Holt decreased by 4% to 570,000 ounces of gold, after depletion of 127,000 ounces since the last Mineral Reserves and Resources update. Holt’s Reserve grade decreased by 6% to 4.5 g/t Au (3,950,000 tonnes) from the previous estimate of 591,000 ounces of gold grading 4.8 g/t Au (3,870,000 tonnes). Measured and Indicated Mineral Resources remained steady at 947,000 ounces of gold accompanied by a 7% increase in grade to 4.2 g/t Au (6,970,000 tonnes), from the previous estimate of 958,000 ounces of gold at an average grade of 3.9 g/t Au (7,560,000 tonnes).

At Holt, the Mineral Resources are expected to be converted to Mineral Reserves. There is also potential to further extend the current Mineral Resource following exploration drilling along the Zone 4 west extension. Currently two diamond drill rigs are in operation from surface and three underground. On surface drilling is targeting the westerly strike extensions of the Tousignant and Cascade Deposits, both situated 3 km west of the Holt head frame. Underground drilling is in progress on the 435m level to test for mineralization situated west of Zone 7, and on the 850m level to define mineralization on Zone 4 East.

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Holt Mine Mineral Reserves and Resources Summary and Comparison, Effective December 31, 2016

	2016			2014			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	1,450	4.2	194	1,450	4.3	199	-2%	-2%
Probable	2,500	4.7	376	2,410	5.0	392	-7%	-4%
Proven and Probable	3,950	4.5	570	3,870	4.8	591	-6%	-4%
Mineral Resources
Measured	3,960	4.3	549	3,700	4.0	473	9%	16%
Indicated	3,020	4.1	398	3,860	3.9	485	5%	-18%
Measured and Indicated	6,970	4.2	947	7,560	3.9	958	7%	-1%

Inferred Resources	8,690	4.7	1,320	7,870	4.7	1,180	1%	12%

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

CONSOLIDATED CANADIAN MINERAL RESERVES AND RESOURCES COMPARISON, EFFECTIVE DECEMBER 2016

Canadian Mineral Reserves increased by 20% between 2014 and 2016 to 2,750,000 ounces, driven by the 37% increase in Proven and Probable Mineral Reserves at the Macassa Mine accompanied by an 7% increase in Mineral Reserve grade to 20.8 g/t Au.

Measured and Indicated Resources decreased largely due to a significant conversion of Resources to Reserves at the flagship Macassa Mine to approximately 4,160,000 ounces of gold, with a 9% decrease in average consolidated grade to 3.4 g/t Au. Over the last two years’ exploration spending has been limited on the Canadian assets, however the Company has initiated a significant 2017 exploration program aimed at expanding resources at each asset.

	2016			2014			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	2,060	8.0	526	2,260	8.4	611	-5%	-14%
Probable	5,870	11.8	2,220	5,250	10.0	1,680	18%	32%
Proven and Probable	7,930	10.8	2,750	7,510	9.5	2,300	13%	20%
Mineral Resources
Measured	5,420	6.4	1,120	5,020	6.0	967	7%	16%
Indicated	32,400	2.9	3,040	34,000	3.4	3,750	-14%	-19%
Measured and Indicated	37,800	3.4	4,160	39,000	3.7	4,710	-9%	-12%

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Inferred Resources	17,000	6.0	3,300	16,800	6.2	3,330	-3%	-1%

See detailed Mineral Resource tables at the end of this news release for full disclosure

AUSTRALIAN ASSETS MINERAL RESERVES AND RESOURCES SUMMARY AT DECEMBER 31, 2016
(Detailed Mineral Reserves and Mineral Resources tables follow at the end of this news release, Mineral Resources are inclusive of Mineral Reserves)

Fosterville Gold Mine

Total Mineral Reserves at Fosterville grew 66% to 643,000 ounces of gold, after depletion, accompanied by a 27% increase in grade to 9.2 g/t Au (2,170,000 tonnes) from the previous estimate of 388,000 ounces of gold (1,660,000 tonnes at an average grade of 7.3 g/t Au). Measured and Indicated Mineral Resources increased 23% to 2,790,000 ounces of gold accompanied by a 25% increase in grade to 5.7 g/t Au (15,300,000 tonnes), from the previous estimate of 2,270,000 ounces of gold (15,600,000 tonnes at an average grade of 4.5 g/t Au).

Fosterville continues to maintain a large underlying Mineral Resource base that is expected to support future additions to Mineral Reserves, with potential to further extend the current known Mineral Resource following ongoing surface and underground drilling, testing near-mine gold systems up and down-plunge from current Mineral Reserves and Mineral Resources. The high-grade Phoenix and Lower Phoenix gold systems, where Fosterville is currently mining, host Measured and Indicated Mineral Resources of 1.08 million ounces of gold grading 10.1 g/t Au (3,310,000 tonnes). The Lower Phoenix gold system has been traced by development and drilling for over 2 km and remains open for further expansion.

Fosterville Gold Mine Mineral Reserves and Resources Summary and Comparison, Effective December 31, 2016

	2016			2015			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	896	7.9	229	803	7.1	184	11%	24%
Probable	1,280	10.1	414	859	7.4	203	37%	103%
Proven and Probable	2,170	9.2	643	1,660	7.3	388	27%	66%
Mineral Resources
Measured	2,140	4.0	274	2,090	3.2	218	23%	26%
CIL Residues (Measured)	616	7.7	153	571	7.8	144	-1%	6%
Indicated	12,600	5.8	2,360	12,900	4.6	1,900	28%	24%
Measured and Indicated	15,300	5.7	2,790	15,600	4.5	2,270	25%	23%

Inferred Resources	5,400	4.6	792	5,070	4.1	665	12%	19%

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

Cosmo Gold Mine and Northern Territory

The Cosmo Gold Mine reported a 38% decline in year-end Mineral Reserves from 2015 to 63,000 ounces of gold (639,000 tonnes at an average grade of 3.1 g/t Au). During the second half of 2016, step-out exploration drilling focused on down plunge extensions of the Sliver Lode, Red Belly and Taipan zones to increase confidence in the continuation of mineralization at depth. Highlight results included: 8.76 g/t Au over 7.55m (Estimated true width

“ETW 6.8m), 4.29 g/t Au over 11.8m (ETW 10.0m) and 6.23 g/t Au over 21.45m (ETW 9.0m) (see News Release dated August 22, 2016). Recently Kirkland Lake Gold also announced the discovery of the new Lantern Deposit as a result of exploration drilling parallel to the Cosmo underground operations, (see News Release dated March 6, 2017). The Maiden Mineral Resource for the Lantern Deposit includes Indicated Mineral Resources of 56,000 ounces of gold and Inferred Mineral Resources of 104,000 ounces of gold. Continued drilling for further up-plunge and down-plunge extensions to the Lantern Deposit will be tested over the next six months in aggressive step-out exploration program including Scoping and Resource Definition drilling programs and construction of underground development to access the Lantern Deposit. The company’s other Northern Territory Mineral Reserves at Union Reefs and Pine Creek, outside of the Cosmo area, remain unchanged.

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Cosmo Gold Mine and NT Mineral Reserves and Resources Summary and Comparison, Effective December 31, 2016

	2016			2015			% Change
Cosmo Gold Mine	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven – Cosmo UG	98	3.0	9	487	3.5	54	-15%	-83%
Probable – Cosmo UG	541	3.1	54	445	3.3	47	-6%	14%
Proven and Probable	639	3.1	63	932	3.4	101	-10%	-38%
Mineral Resources
Measured – Cosmo UG	1,460	3.2	152	1,650	3.6	193	-10%	-21%
Indicated – Cosmo UG	2,860	3.0	275	2,990	3.0	288	0%	-4%
Indicated – Lantern	566	3.1	56	0
Measured and Indicated	4,890	3.1	483	4,640	3.2	480	-5%	1%

Inferred Resources - Cosmo	911	2.9	84	678	2.8	60	4%	39%
Inferred – Lantern	1,120	2.9	104	0
Inferred	2,030	2.9	188	678	2.8	60	4%	212%

NT Excluding Cosmo Mine	2016			2015			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	0	0.0	0	0	0.0	0	0%	0%
Probable	1,770	2.0	114	1,770	2.0	114	0%	0%
Proven and Probable	1,770	2.0	114	1,770	2.0	114	0%	0%
Mineral Resources
Measured	1,070	5.6	192	1,070	5.6	192	0%	0%
Indicated	24,800	1.9	1,510	24,800	1.9	1,510	0%	0%
Measured and Indicated	25,800	2.0	1,700	25,800	2.0	1,700	0%	0%

Inferred	13,100	2.2	920	14,700	1.9	908	13%	1%

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

CONSOLIDATED AUSTRALIAN MINERAL RESERVES AND RESOURCES COMPARISON, EFFECTIVE DECEMBER 2016

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The Australian Mineral Reserves increased 24% year-over-year to 952,000 ounces with a 33% increase in Mineral Reserve grade, supported by the 66% increase in Proven and Probable Mineral Reserve ounces at Fosterville. The main drivers for the increase at Fosterville is the down-plunge extension of high-grade, visible gold-bearing Lower Phoenix gold zones and the discovery of visible gold-bearing Harrier gold zone.

Measured and Indicated Resource ounces grew by 11% year-over-year after mining depletion supported by a 12% increase in grade. Successful growth exploration results achieved across several sites in 2016 resulted in increased Measured and Indicated Resources largely driven by the high-grade expansions and discoveries made at Fosterville.

	2016			2015			% Change
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Mineral Reserves
Proven	994	7.5	238	1,340	5.6	243	32%	-2%
Probable	6,280	3.5	713	6,500	2.5	526	40%	36%
Proven and Probable	7,280	4.1	952	7,840	3.1	769	33%	24%
Mineral Resources
Measured	5,360	4.5	781	5,430	4.3	751	5%	4%
Indicated	44,400	3.1	4,440	44,800	2.7	3,940	14%	13%
Measured and
	49,700	3.3	5,220	50,200	2.9	4,690	12%	11%
Indicated

Inferred Resources	21,700	2.9	2,000	21,600	2.5	1,750	14%	14%

See detailed Mineral Reserves and Resources tables at the end of this news release for full disclosure

Technical Reports

Updated NI 43-101 Technical Reports were prepared for all properties in support of the Company’s 2016 Mineral Reserve and Mineral Resource disclosure. They will be available on SEDAR on March 30, 2017 at www.sedar.com

Qualified Person

Pierre Rocque, P.Eng., Vice President, Technical Services is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the Mineral Reserves technical information and data for all Kirkland Lake Gold assets in this News Release.

Simon Hitchman, FAusIMM (CP), MAIG, Principal Geologist, is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the Mineral Resources technical information and data from the Australian Assets included in this News Release.

Doug Cater, P. Geo Vice President, Exploration, Canada is a "qualified person" as defined in National Instrument 43-101 and has reviewed and approved disclosure of the Mineral Resources technical information and data for the Canadian Assets included in this News Release.

About Kirkland Lake Gold Ltd.

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Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting approximately 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on the Company and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form and other disclosures of "Risk Factors" by the Company and its predecessors, available on SEDAR. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Cautionary Note to U.S. Investors - Mineral Reserves and Resources Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

APPENDIX

TABLE 1: KIRKLAND LAKE GOLD MINERAL RESERVES BY ASSET AS OF DECEMBER 31, 2016

	PROVEN			PROBABLE			PROVEN AND PROBABLE
	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Gold Ounces (000’s)
Macassa	610	16.9	332	2,390	21.8	1,670	3,000	20.8	2,010
Taylor	0	0	0	743	5.4	129	743	5.4	129
Holt	1,450	4.2	194	2,500	4.7	376	3,950	4.5	570
Holloway	0	0	0	57	5.7	10	57	5.7	10
Hislop	0	0	0	176	5.8	33	176	5.8	33
Total Canadian
	2,060	8.0	526	5,870	11.8	2,220	7,930	10.8	2,750
Assets

Fosterville	896	7.9	229	1,280	10.1	414	2,170	9.2	643
NT	98	3.0	9	2,310	2.3	168	2,400	2.3	177
Stawell	0	0	0	2,700	1.5	132	2,700	1.5	132

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Total Australian Assets	994	7.5	238	6,280	3.5	713	7,280	4.1	952
Total Reserves	3,050	7.8	764	12,200	7.5	2,940	15,200	7.6	3,700

Notes
1)	CIM definitions (2014) were followed in the calculation of Mineral Reserves
2)	Mineral Reserves were estimated using a long-term gold price of US$1,200/oz (C$1,500/oz; A$1,500/oz)
3)

Cut-off grades for Canadian Assets were calculated for each stope, including the costs of: mining, milling, General and Administration, royalties and capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery.

4)	Cut-off grades for Australian Assets from 0.4 g/t Au to 3.1 g/t Au, depending upon width, mining method and ground conditions; Dilution and mining recovery factors varied by property
5)	Mineral Reserves estimates for the Canadian Assets were prepared under the supervision of P. Rocque, P. Eng.
6)	Mineral Reserves estimates for the Fosterville property were prepared under the supervision of Ion Hann, FAusIMM.
7)	Fosterville CIL Residues are stated as Proven contained ounces. Mill recovery of 25% are planned, based on operating performance.
8)	Mineral Reserves estimates for the Northern Territory property were prepared under the supervision of Jason Keily, FAusIMM (CP).
9)	Mineral Reserves estimates for the Stawell property were prepared under the supervision of Ian Holland, FAusIMM.
10)	Totals may not add exactly due to rounding

TABLE 2: KIRKLAND LAKE GOLD CANADIAN ASSETS MINERAL RESOURCES DECEMBER 31, 2016

	MEASURED			INDICATED			MEASURED AND INDICATED
	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)
Macassa	907	16.2	474	1,570	16.8	849	2,480	16.6	1,320
Taylor	399	6.0	77	2,360	5.5	416	2,760	5.6	493
Holt	3,960	4.3	549	3,020	4.1	398	6,970	4.2	947
Holloway	156	4.1	21	1,210	5.4	210	1,370	5.3	231
Hislop	0	0.0	0	1,150	3.6	132	1,150	3.6	132
Aquarius	0	0.0	0	22,300	1.3	926	22,300	1.3	926
Canamax	0	0.0	0	240	5.1	39	240	5.1	39
Ludgate	0	0.0	0	522	4.1	68	522	4.1	68
Totals	5,420	6.4	1,120	32,400	2.9	3,040	37,800	3.4	4,160

	INFERRED
	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)
Macassa	1,420	20.2	924
Taylor	1,810	5.4	313
Holt	8,690	4.7	1,320
Holloway	2,710	5.2	456
Hislop	797	3.7	95
Aquarius	9	0.8	0
Canamax	170	4.3	23
Ludgate	1,400	3.6	162
Total inferred	17,000	6.0	3,300

Notes
1)	CIMM definitions (2014) were followed in the calculation of Mineral Resource
2)	Mineral Resources are reported Exclusive of Mineral Reserves
3)	Mineral Resource estimates were prepared under the supervision of D. Cater, P. Geo. Vice President Exploration Canada

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4)	Canadian Assets consist of Macassa, Holt, Taylor, Holloway, Canamax, Ludgate, Hislop, Aquarius
5)	Mineral Resources are estimated using a long-term gold price of US$1,200/oz (C$1,500/oz)
6)

Mineral Resources were estimated using a 8.57 g/t cut-off grade for Macassa, a 2.9 g/t cut-off grade for Holt, and a 2.6 g/t cut-off grade for Taylor, a 3.9 g/t cut-off grade (Holloway), a 2.5 g/t cut-off grade for Canamax and Ludgate, a 2.2 g/t cut-off grade for Hislop and 0 g/t cut-off grade for Aquarius

7)	Totals may not add up due to rounding

TABLE 3: KIRKLAND LAKE GOLD AUSTRALIA ASSETS MINERAL RESOURCES DECEMBER 31, 2016

	MEASURED			INDICATED			MEASURED AND INDICATED
	Tonnes (000’S)	Gold Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)
Fosterville	2,760	4.8	427	12,600	5.8	2,360	15,300	5.7	2,790
Northern Territory	2,520	4.2	344	28,200	2.0	1,840	30,700	2.2	2,180
Stawell	81	3.7	10	3,620	2.0	236	3,700	2.1	246
Totals	5,360	4.5	781	44,400	3.1	4,440	49,700	3.3	5,220

	INFERRED
	Tonnes (000’s)	Gold Grade (g/t)	Ounces (000’s)
Fosterville	5,400	4.6	792
Northern Territory	15,100	2.3	1,110
Stawell	1,130	2.9	104
Total Inferred	21,700	2.9	2,000

Notes
1)	CIM definitions (2014) were followed in the estimation of Mineral Resource.
2)	Mineral Resources are estimated using a long-term gold price of US$1,200/oz (A$1,500/oz)
3)	Mineral Resources for the Australian assets are reported Inclusive of Mineral Reserves.
4)

Mineral Resources at Fosterville were estimated using cut-off grades of 0.7 g/t Au for oxide and 1.0 g/t Au for sulfide mineralization to potentially open- pitable depths of approximately 100m, below which a cut-off grade of 3.0 g/t Au was used.

5)	Carbon-In-Leach Residues at Fosterville is stated as contained ounces – 25% recovery is expected based on operating performances.
6)

Mineral Resources in the Northern Territory were estimated using a cut-off grade of 0.5 g/t Au for potentially open-pitable mineralization and cut-offs of 1.5 to 2.0g/t Au for underground mineralization.

7)

Mineral Resources at the Stawell property were estimated using a 0.35g/t Au cut-off grade for potentially open-pitable mineralization and a range of cut- offs (2.0 to 2.3 g/t Au) for underground mineralization.

8)	Mineral Resource estimates for the Fosterville property were prepared under the supervision of Troy Fuller, MAIG.
9)	Mineral Resource estimates for the Northern Territory properties, excluding the Maud Creek Deposit, were prepared under the supervision of Mark Edwards, FAusIMM (CP).
10)	Mineral Resource estimates for the Maud Creek property in the Northern Territory, was prepared by Danny Kentwell, FAusIMM.
11)	Mineral Resource estimates for the Stawell property were prepared under the supervision of John Winterbottom, MAIG.
12)	Totals may not add up due to rounding.